Exhibit 3.2

ARTICLES OF AMENDMENT

OF

BB&T CORPORATION

The undersigned corporation hereby submits these Articles of Amendment in accordance with Section 55-10-03 and 55-10-06 of the North Carolina Business Corporation Act for the purpose of amending its Restated Articles of Incorporation:

1.	The name of the corporation is: BB&T CORPORATION.

2.	The following text will replace the current text of ARTICLE I in its entirety:

The name of the Corporation is Truist Financial Corporation.

3.	The amendment does not provide for an exchange, reclassification or cancellation of issued shares.

4.	The amendment was approved by the shareholders of the corporation on July 30, 2019, in accordance with Section 55-10-03 of the North Carolina Business Corporation Act.

5.	These Articles of Amendment will be effective at 12:02 a.m. on December 7, 2019.

This is the 6th day of December, 2019.

BB&T CORPORATION

By:	/s/ Daryl N. Bible
Name:	Daryl N. Bible
Title:	Senior Executive Vice President and
Chief Financial Officer